EXHIBIT 99.2

ELDORADO GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia V6C 2B5

Item 2.
Date of Material Change

February 20, 2020

Item 3.
News Release

A news release was disseminated via Global Newswire and filed on SEDAR on February 20, 2020.

Item 4.
Summary of Material Change

On February 20, 2020 Eldorado reported the Company’s financial and operational results for the fourth quarter and year ended December 31, 2019. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.

Item 5.
Full Description of Material Change

On February 20, 2020 Eldorado reported the Company’s financial and operational results for the fourth quarter and year ended December 31, 2019. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.

Year-End Financial and Operating Results Overview

●
2019 Production on plan, highest total production in three years: Annual gold production of 395,331 ounces of gold (2018: 349,147 ounces); including pre-commercial production.
●
Steady operating costs: Cash operating costs were $608 per ounce of gold sold for 2019 and All-in Sustaining Costs (AISC) were $1,034 per ounce of gold sold, compared to $625 per ounce of gold sold and $994 per ounce of gold sold for 2018.
●
2020 production guidance increased year-on-year: 2020 guidance is 520,000 - 550,000 ounces of gold, an increase over the 390,000 - 420,000 ounces of gold forecast for 2019.
●
Kisladag mine life extended to 15 years: Results from the ongoing testwork indicate that extended leach cycles and the addition of a high pressure grinding roll circuit should increase the expected recovery at Kisladag to approximately 56%, resulting in the mine life at Kisladag now projected through 2034 at an average production of 160,000 ounces of gold per year. Further details on Kisladag are included in Eldorado’s February 20, 2020 press release.
●
Successful first year of operations at Lamaque: Eldorado declared commercial production at Lamaque on March 31, 2019. Lamaque produced 113,940 ounces of gold (including pre-commercial production) in 2019. Recent drilling results at Triangle and Ormaque will be incorporated into the mine plan by the Company as it evaluates its next steps in expanding production at Lamaque.
●
Refinancing completed: In June 2019 the Company completed its offering of $300 million aggregate principal amount of 9.5% senior second lien notes due 2024 (the "Notes") and its $450 million amended and restated senior secured credit facility (the "Facility"). Eldorado used the net proceeds from the sale of the Notes and $200 million in term loan proceeds drawn under the Facility, together with $100 million cash on hand, to redeem its outstanding $600 million 6.125% senior notes due December 2020.
●
Permits for Skouries and Olympias received: Permits allow for, among other things, installation of electrical and mechanical equipment at Skouries and Olympias, the installation of the Skouries mill building, and consent from the Central Archaeological Council to relocate an ancient mining furnace from the Skouries open pit area.
●
Significant increased cash flow provided from operations: Net cash provided by operating activities was $165.8 million in 2019 (2018: $67.5 million).
●
Net earnings attributable to shareholders: 2019 net earnings attributable to shareholders of the Company were $80.6 million or $0.51 per share, mainly attributable to net impairment reversals of $96.9 million ($79.9 million net of deferred income tax) for Kisladag and Vila Nova. Net loss attributable to shareholders of the Company was $361.9 million or $2.28 loss per share in 2018, mainly attributable to impairment charges of $447.8 million ($328.4 million net of deferred income tax), of which $117.6 million ($94.1 million net of deferred income tax) related to Kisladag. Adjusted net earnings attributable to shareholders of the Company in 2019 was $5.6 million, or $0.04 per share (2018: Adjusted net loss attributed to shareholders of the Company of $28.6 million, or $0.17 loss per share).

●
Increased EBITDA: EBITDA for the year was $311.3 million ($361.8 million loss in 2018) and adjusted EBITDA for the year was $235.6 million ($99.6 million in 2018). Adjustments in both years included, among other things, removal of the non-cash impact of impairments and impairment reversals.
●
Liquidity strengthened: The Company finished the year with approximately $366 million of liquidity including $181 million in cash, cash equivalents and term deposits and approximately $185 million available under the remaining $250 million of the Facility, with $65 million of the capacity on the Facility allocated to secure certain reclamation obligations in connection with its operations.

Fourth Quarter 2019 Highlights

●
Increased production: Eldorado produced 118,955 ounces of gold in Q4, the highest quarterly gold production in nearly four years.
●
Operating costs decreasing: Q4 2019 cash operating costs of $621 per ounce sold and all-in sustaining costs of $1,110 per ounce sold were lower than Q4 2018 ($626 per ounce sold and $1,200 per ounce sold, respectively, for 2018).
●
Kisladag impairment reversal: As a result of the mine life extension and continuation of heap leaching, a net impairment reversal of $85.2 million ($68.2 million, net of deferred income tax) was recorded in Q4 2019.
●
Net earnings attributable to shareholders: Q4 2019 net earnings attributable to shareholders of the Company was $91.2 million or $0.57 per share, mainly attributable to a net impairment reversal of $85.2 million ($68.2 million net of deferred income tax) for Kisladag. Net loss attributable to shareholders of the Company in Q4 2018 was $218.2 million or $1.38 loss per share. Adjusted net earnings attributable to shareholders of the Company in Q4 2019 was $20.3 million, or $0.13 per share (Q4 2018: adjusted net loss attributable to shareholders of the Company of $18.9 million, or $0.11 loss per share).
●
Increased EBITDA: Q4 2019 EBITDA was $158.7 million ($327.9 million loss in Q4 2018) and Q4 2019 adjusted EBITDA was $80.3 million ($9.0 million in Q4 2018). Adjustments in both years included, among other things, removal of the non-cash impact of impairments and impairment reversals.

Consolidated Financial and Operational Highlights
Summarized Annual Financial Results

	2019	2018	2017
Revenue (1)	$617.8	$459.0	$391.4
Gold revenue (1)	$530.9	$386.0	$333.3
Gold produced (oz) (2)	395,331	349,147	292,971
Gold sold (oz) (1)	374,902	304,256	264,080
Average realized gold price ($/oz sold) (6)	$1,416	$1,269	$1,262
Cash operating costs ($/oz sold) (3,6)	608	625	509
Total cash costs ($/oz sold) (3,6)	645	650	534
All-in sustaining costs ($/oz sold) (3,6)	1,034	994	922
Net earnings (loss) for the period (4)	80.6	(361.9)	(9.9)
Net earnings (loss) per share – basic ($/share) (4)	0.51	(2.28)	(0.07)
Adjusted net earnings (loss) (4,5,6)	5.6	(28.6)	15.2
Adjusted net earnings (loss) per share ($/share) (4,5,6)	0.04	(0.17)	0.10
Cash flow from operating activities before changes in working capital (6,7)	150.6	61.1	67.7
Cash, cash equivalents and term deposits	181.0	293.0	485.0
(1)
Excludes sales of inventory mined at Lamaque and Olympias during the pre-commercial production periods.
(2)
Includes pre-commercial production at Lamaque (2018, Q1 2019) and at Olympias (2017, Q1 2018).
(3)
By-product revenues are off-set against cash operating costs.
(4)
Attributable to shareholders of the Company. Net earnings (loss) includes a $79.9 million impairment reversal (net of deferred income tax) in 2019 for Kisladag and Vila Nova and a $328.4 million impairment charge (net of deferred income tax) in 2018 for Olympias and Kisladag.
(5)
See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the MD&A section 'Non-IFRS Measures'.
(6)
These measures are non-IFRS measures. See the MD&A section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.
(7)
2018 and 2017 amounts have been adjusted to reflect reclassifications in cash flow from operating activities in the current period.

Summarized Quarterly Financial Results

2019	Q1	Q2	Q3	Q4	2019
Revenue (1)	$80.0	$173.7	$172.3	$191.9	$617.8
Gold revenue (1)	$54.5	$150.1	$150.2	$176.1	$530.9
Gold produced (oz) (2)	82,977	91,803	101,596	118,955	395,331
Gold sold (oz) (1)	43,074	113,685	99,241	118,902	374,902
Average realized gold price ($/oz sold) (6)	$1,265	$1,321	$1,513	$1,475	$1,416
Cash operating cost ($/oz sold) (3,6)	625	631	560	621	608
Total cash cost ($/oz sold) (3,6)	652	670	603	652	645
All-in sustaining cost ($/oz sold) (3,6)	1,132	917	1,031	1,110	1,034
Net earnings (loss) (4,5)	(27.0)	12.2	4.2	91.2	80.6
Net earnings (loss) per share – basic ($/share) (4)	(0.17)	0.08	0.03	0.57	0.51
Adjusted net earnings (loss) (4,5,6)	(17.9)	(4.3)	7.5	20.3	5.6
Adjusted net earnings (loss) per share ($/share) (4,5,6)	(0.11)	(0.03)	0.05	0.13	0.04
Cash flow from operating activities before changes in working capital (6,7)	8.1	37.5	62.9	42.0	150.6
Cash, cash equivalents and term deposits	$227.5	$119.9	$134.9	$181.0	$181.0
2018	Q1	Q2	Q3	Q4	2018
Revenue (1)	$131.9	$153.2	$81.1	$92.8	$459.0
Gold revenue (1)	$115.4	$121.3	$76.0	$73.3	$386.0
Gold produced (oz) (2)	89,372	99,105	84,783	75,887	349,147
Gold sold (oz) (1)	86,587	94,224	64,589	58,856	304,256
Average realized gold price ($/oz sold) (6)	$1,333	$1,287	$1,177	$1,245	$1,269
Cash operating cost ($/oz sold) (3,6)	571	587	754	626	625
Total cash cost ($/oz sold) (3,6)	598	610	762	666	650
All-in sustaining cost ($/oz sold) (3,6)	878	934	1,112	1,200	994
Net earnings (loss) (4,5)	8.7	(24.4)	(128.0)	(218.2)	(361.9)
Net earnings (loss) per share – basic ($/share) (4)	0.06	(0.15)	(0.81)	(1.38)	(2.28)
Adjusted net earnings (loss) (4,5,6)	14.0	(1.8)	(21.9)	(18.9)	(28.6)
Adjusted net earnings (loss) per share ($/share) (4,5,6)	0.09	(0.01)	(0.14)	(0.11)	(0.17)
Cash flow from operating activities before changes in working capital (6,7)	35.8	26.3	(1.7)	0.8	61.1
Cash, cash equivalents and term deposits	$459.7	$429.8	$385.0	$293.0	$293.0
(1)
Excludes sales of inventory mined at Lamaque and Olympias during the pre-commercial production periods.
(2)
Includes pre-commercial production at Lamaque (2018, Q1 2019) and at Olympias (Q1 2018 only).
(3)
By-product revenues are off-set against cash operating costs.
(4)
Attributable to shareholders of the Company.
(5)
See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the MD&A section 'Non-IFRS Measures'. Q2 2019 amounts have been updated for the inventory write-down adjustment in that period.
(6)
These measures are non-IFRS measures. See the MD&A section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.
(7)
2018 and Q1 2019 amounts have been adjusted to reflect reclassifications in cash flow from operating activities in later periods.

Gold sales of 374,902 ounces in 2019 increased from 304,256 ounces in 2018 primarily due to the sale of 86,745 ounces from Lamaque in its first year of commercial operations. Lamaque declared commercial production on March 31, 2019.

Total revenues increased to $617.8 million in 2019 from $459.0 million in 2018 as a result of higher sales volumes and a higher average realized gold price of $1,416 per ounce compared to $1,269 per ounce in 2018.

Cash operating costs per ounce sold decreased to $608 in 2019 from $625 in 2018, primarily due to the ramp-up of mining, crushing and placement of ore on the Kisladag heap leach pad beginning in April 2019, and the partial allocation of processing costs to gold inventory in the heap leach pad. This was partially offset by higher cash operating costs per ounce sold at Olympias as a result of lower production levels and at both Olympias and Efemcukuru as a result of increased concentrate transportation costs and treatment charges.

Net earnings attributable to shareholders in 2019 of $80.6 million ($0.51 per share) improved from a net loss attributable to shareholders of $361.9 million ($2.28 loss per share) in 2018. The improvement was primarily a result of higher sales volumes in 2019 and net impairment reversals of $96.9 million ($79.9 million net of deferred income tax) for Kisladag and Vila Nova, compared to impairment of $447.8 million ($328.4 million net of deferred income tax) in 2018 relating to Olympias and Kisladag. Net earnings attributable to shareholders in Q4 2019 was $91.2 million or $0.57 per share, mainly attributable to a net impairment reversal of $85.2 million ($68.2 million net of deferred income tax) for Kisladag in the fourth quarter.

Higher sales volumes in 2019 resulted in EBITDA of $311.3 million, including $158.7 million in Q4 2019. Adjusted EBITDA of $235.6 million in 2019 and $80.3 million in Q4 2019 exclude, among other things, the impact of the net impairment reversal.

Adjusted net earnings in 2019 were $5.6 million ($0.04 per share) compared to adjusted net loss of $28.6 million ($0.17 loss per share) in 2018. Higher sales volumes in Q4 2019 resulted in adjusted net earnings in Q4 2019 of $20.3 million ($0.13 per share) compared to adjusted net loss in Q4 2018 of $18.9 million ($0.11 loss per share). Adjustments in all periods primarily remove the impact of impairment and impairment reversals.

Operations Update and Outlook
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2019	2018	2019	2018	2020 Outlook
Total
Ounces produced (1)	118,955	75,887	395,331	349,147	520,000–550,000
Ounces sold (2)	118,902	58,856	374,902	304,256	n/a
Cash operating costs ($/oz sold) (4)	$621	$626	$608	$625	$550 – 600
All-in sustaining costs ($/oz sold) (4)	$1,110	$1,200	$1,034	$994	$850 – 950
Sustaining capex (4)	$41.1	$17.2	$97.4	$54.4	$105 – 125
Kisladag
Ounces produced (3)	51,010	28,196	140,214	172,009	240,000 – 260,000
Ounces sold	49,529	28,202	138,737	171,741	n/a
Cash operating costs ($/oz sold) (4)	$421	$547	$435	$662	$450 – 500
All-in sustaining costs ($/oz sold) (4)	$616	$770	$593	$812	n/a
Sustaining capex (4)	$6.7	$4.2	$14.7	$17.8	$25 – 30
Lamaque
Ounces produced (1)	29,085	16,046	113,940	35,350	125,000 – 135,000
Ounces sold (2)	31,293	n/a	86,745	n/a	n/a
Cash operating costs ($/oz sold) (4)	$663	n/a	$556	n/a	$575 – 625
All-in sustaining costs ($/oz sold) (4)	$1,273	n/a	$1,078	n/a	n/a
Sustaining capex (4)	$17.0	n/a	$38.2	n/a	$35 – 40
Efemcukuru
Ounces produced	26,243	23,544	103,767	95,038	90,000–100,000
Ounces sold	25,530	23,528	105,752	97,485	n/a
Cash operating costs ($/oz sold) (4)	$608	$535	$599	$511	$650 – 700
All-in sustaining costs ($/oz sold) (4)	$1,122	$1,041	$923	$834	n/a
Sustaining capex (4)	$10.2	$9.1	$24.5	$24.4	$15 – 20
Olympias
Ounces produced (1)	12,617	8,101	37,410	46,750	50,000 – 60,000
Ounces sold (2)	12,550	7,126	43,668	35,030	n/a
Cash operating costs ($/oz sold)	$1,331	$1,237	$1,286	$764	$800 – 900
All-in sustaining costs ($/oz sold)	$1,986	$2,038	$1,837	$1,297	n/a
Sustaining capex	$7.2	$3.9	$20.1	$12.2	$30 – 35
(1)
Includes pre-commercial production at Lamaque (2018, Q1 2019) and at Olympias (Q1 2018 only).
(2)
Excludes sales of inventory produced at Lamaque (2018, Q1 2019) and at Olympias (Q1 2018 only) during the pre-commercial production period. During the year ended December 31, 2019, 27,627 ounces were sold from inventory produced during the pre-commercial production period at Lamaque.
(3)
Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.
(4)
These measures are non-IFRS measures. See the MD&A section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

Gold production of 395,331 ounces in 2019 increased from 349,147 ounces in 2018 primarily due to 113,940 ounces produced at Lamaque in its first year of commercial operations. This was partially offset by decreases in production at Kisladag as a result of the suspension of mining in the first quarter of 2019 and at Olympias as a result of reduced tonnage fed to the processing plant.

For further information on the Company’s operating results for the year-end and fourth quarter of 2019, please see the Company’s Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.

Non-IFRS Measures

Certain non-IFRS measures are included in this report, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes and depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA") working capital and cash flow from operations before changes in working capital. Please see the December 31, 2019 MD&A for explanations and discussion of these non-IFRS measures. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this report include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including increased heap leach recoveries through increased leach time in conjunction with a high pressure grinding roll at Kisladag, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag, improved production at Olympias, completion and results of the PEA at Lamaque and expanded production, completion of construction at Skouries, expectations regarding repayment of outstanding debt, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, improved concentrate grade and quality, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this report.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR under our Company name, which discussion is incorporated by reference in this report, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this report was reviewed and approved by Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer, a "qualified person" under NI 43-101.

Item 6.
Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.
Omitted Information

Not applicable.

Item 8.
Executive Officer

Name of Executive Officer:	Tim Garvin
Executive Vice President and General Counsel
Telephone number:	(604) 601 6692

Item 9.
Date of Report

February 24, 2020